Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Six Months Ended
	June 30,
	2005	2004
Income before income taxes	$1,201.4	$1,253.7

Fixed Charges:
Interest and amortization on indebtedness	42.0	42.6
Portion of rents representative of the interest factor	5.7	4.2

Total fixed charges	47.7	46.8

Interest capitalized, net of amortized interest	(.2)	(2.3)

Total income available for fixed charges	$1,248.9	$1,298.2

Ratio of earnings to fixed charges	26.2	27.7